Exhibit 99.1

Blue Hat AR Child Abuse Prevention Course Launched in 25 Preschools

XIAMEN, China, Jan. 9, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a producer, developer and operator of augmented reality ("AR") interactive entertainment games, toys and educational materials in China, today announced that its AR child abuse prevention course will be introduced in 25 preschools in Tong'an District, Xiamen City, as a compulsory part of the curriculum for children before they leave kindergarten.

Blue Hat's AR child abuse prevention course is an innovative new way to teach children how to stay safe and guard against exploitation as they grow up. The AR course is designed for children between the ages of 3 and 5, with content adopted from real-life cases of child abuse. The course educates children on interpersonal skills, logical thinking and methods of handling unsafe circumstances. The course uses picture books and manuals give children easier access to the content, helping their learning both at home and at school.

Over the past two years, the teachers at the Blue Hat Preschool Education Research Institute have completed hundreds of trial sessions using the educational materials, which were developed in several preschools in China, to serve children aged from 3 to 6. In the future, they will also provide teacher training to maximize value of the course. The product has been launched at a time when the Chinese preschool sector is in dire need of quality educational materials: as of the end of 2018, the number of preschools in China had reached 266,700, and the total number of students continues to rise.

"Blue Hat's AR child abuse prevention course product utilizes our advanced AR technology to teach important safety knowledge to children in the most effective way possible, applicable both at home and at school," said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. "In future, Blue Hat will continue to practice corporate social responsibility, cooperate with all sectors of society, provide more high-quality education content and services, and give children a safe, healthy and happy childhood."

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://www.bluehatgroup.com.

Contacts:

Lexie Zhang

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com